CROSS SHORE DISCOVERY FUND

June 3, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Cross Shore Discovery Fund (“Fund”), File No. 333-231440

Ladies and Gentlemen:

On behalf of the Fund, transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), is the Fund’s new registration statement under the Securities Act and the Fund’s post-effective amendment to the Fund’s Registration Statement on Form N-2 under the Investment Company Act (the “Registration Statement”).

We request that the Registration Statement be declared effective under Section 8(c) of the Securities Act on or before June 28, 2022, which is the date the Fund’s current registration statement will expire under Rule 415 of the Securities Act.

If you should have any questions regarding the enclosed information, please contact me at (513) 346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary